EXHIBIT 10.2

SECURED SENIOR CONVERTIBLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY TO THE EXTENT THAT SUCH ACT APPLIES TO A TRANSFER OR DISPOSAL, NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

GFN ASIA PACIFIC HOLDINGS PTY LTD.

GFN ASIA PACIFIC FINANCE PTY LTD.

11.9% SECURED SENIOR CONVERTIBLE PROMISSORY NOTE

US$26,000,000

Los Angeles, California
September 25, 2017

FOR VALUE RECEIVED, GFN ASIA PACIFIC HOLDINGS PTY LTD. (ACN 620 127 791), an Australian corporation ("***Holdings***"), and GFN ASIA PACIFIC FINANCE PTY LTD. (ACN 620 128 001), an Australian corporation ("***Finance***"), hereby jointly and severally promise to pay to the order of BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership ("***Bison Capital***"), or its registered assigns (along with Bison Capital, each a "***Holder***"), on the Maturity Date (as hereinafter defined), the principal sum of **US$26,000,000**, or in the case of a prepayment, such portion thereof being prepaid, with interest thereon from time to time and any prepayment premium as provided herein. Holdings and Finance are collectively referred to as the "***Makers***" and each individually as a "***Maker***". Holdings is from time to time referred to as the "***Designated Maker.***" General Finance Corporation, a Delaware corporation ("***GFN***"), for good and valuable consideration of which it acknowledges, is a party to this Secured Senior Convertible Promissory Note (this "***Note***") for purposes of Section 4 and Exhibit A hereof only, and the only obligation of GFN under this Note is to issue shares of GFN common stock, par value US$0.0001 per share (the "***Common Stock***") pursuant to Section 4 and Exhibit A hereof and to comply with Exhibit A hereof.

This Note is the Convertible Note referred to in the Amended and Restated Securities Purchase Agreement (the "***Purchase Agreement***"), dated as of September 19, 2017, by and among Bison Capital, GFN, GFN U.S. Australasia Holdings, Inc., a Delaware corporation ("***GFN US***"), Makers and the other parties from time to time party thereto and is subject to the provisions of the Purchase Agreement, and is subject to acceleration and to optional and mandatory prepayment in whole or in part as provided herein. The Holder is entitled to the benefits of this Note and the Purchase Agreement, as it relates to this Note, and may enforce the agreements of the Makers contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto. Capitalized terms used herein without definition are used herein with the meanings ascribed to such terms in the

Purchase Agreement. This Note is secured and guaranteed as provided in the Related Agreements.

1.   Interest: Return on Investment.

(a)   Subject to Section 1(b) hereof, the Makers promise to pay interest on the principal amount of this Note from time to time outstanding (the "*Principal Amount*") at the per annum rate of 11.9% (the "*Scheduled Interest Rate*"); provided, that the Scheduled Interest Rate shall increase to and therefore be deemed to be the per annum rate of 14.4% upon and during the continuance of a 100% Acquisition State Failure. All accrued interest payable pursuant to this Section 1(a) shall be due and payable in arrears on the first date of each quarter or, if any such date shall not be a Business Day, on the next succeeding Business Day to occur after such date (the "*Interest Payment Date*"), beginning on January 2, 2018, and shall be paid in immediately available funds to an account designated by the Holder. All interest payable pursuant to this Section 1(a) shall be calculated and accrue and be paid in Australian Dollars. To the extent Makers pay any installment of interest under this Note in Australian Dollars, Makers shall pay concurrently therewith an amount sufficient to pay all withholding, currency conversion and other similar costs, fees and expenses such that Holder may convert the full amount of the installment of interest to United States Dollars.

(b)   If at any time (i) Makers fail to make any payment of principal as and when due (whether at stated maturity, upon acceleration or required prepayment or otherwise), (ii) Makers fail to make any payment of interest, premium, if any, fees, costs, expenses, taxes or other amounts due hereunder within one Business Day after the date when due, or (iii) any other Event of Default has occurred and is continuing, then, in addition to the rights and remedies available to the Holder under the Purchase Agreement, this Note, the other Related Agreements and Applicable Laws, (x) Makers shall pay interest in cash on the unpaid principal balance of, premium, if any, and accrued and unpaid interest on this Note at a rate per annum (the "*Default Rate*") equal to the sum of the Scheduled Interest Rate plus 2.0% from the date specified in Section 12.1 of the Purchase Agreement until such time as such Event of Default is cured or waived and, additionally, (y) the Holder may demand immediate repayment of the Principal Amount and any accrued but unpaid interest.

(c)   All interest payable at the Scheduled Interest Rate shall be due and payable in arrears on each Interest Payment Date, and, until the first Interest Payment Date following the second anniversary of the Closing Date, may be paid in kind by automatically increasing the principal amount outstanding under this Note by an amount equal to the interest payable in kind on each Interest Payment Date; provided, however, that if an Event of Default has occurred, the Holder may elect to have the interest accruing at the Scheduled Interest Rate to be paid in immediately available funds to an account designated by the Holder. Interest paid in kind shall compound annually on each anniversary of the date of this Note.

(d)   Interest payable under this Note shall accrue from and including the date of issuance through and until repayment of the principal and payment of all accrued interest and premium, if any, in full. All interest payable under this Note shall accrue on a quarterly basis and be computed on the basis of a 360-day year of twelve 30-day months.

(e)   If the Principal Amount actually received by Holder under this Note plus interest thereon actually received by Holder under this Note plus proceeds from the sale of any Common Stock received by Holder after conversion of any Principal Amount of this Note (collectively, the "Proceeds") do not, in the aggregate, exceed US$45,500,000, then the Makers shall promptly pay to Holder in immediately available funds the difference between US$45,500,000 and the Proceeds actually received.

2.   Maturity Date. The outstanding principal balance of this Note, together with all premiums, if any, accrued and unpaid interest on, and all other amounts owing under this Note, shall be due and payable on September 25, 2022 (the "*Maturity Date*").

3.   Optional Prepayments.

(a)   Makers may not prepay the unpaid principal balance of this Note prior to the first anniversary of the Closing Date. Thereafter, subject to Section 3(b), this Note may be voluntarily prepaid, at the sole option of Makers, in whole or in part, as follows: (i) at 102.0% of the Principal Amount being prepaid at any time on or after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date; (ii) at 101.0% of the Principal Amount being prepaid at any time on or after the second anniversary of the Closing Date and prior to the third anniversary of the Closing Date; and (iii) at 100.0% of the Principal Amount being prepaid at any time on or after the third anniversary of the Closing Date. The optional prepayment amount as provided in each of Sections 3(a)(i)-(iii) shall be referred to as an "*Optional Prepayment Amount.*" Any prepayment of this Note under this Section 3 shall also include all accrued and unpaid interest on the outstanding principal balance of this Note through and including the date of prepayment.

(b)   Makers shall give the Holder written notice of each voluntary prepayment not less than 5 nor more than 30 days prior to the date of prepayment. Such notice shall specify the Principal Amount of this Note to be prepaid on such date. Notice of prepayment having been given as aforesaid, a payment in an amount equal to the Optional Prepayment Amount with respect to the Principal Amount of this Note specified in such prepayment notice shall become due and payable on such prepayment date, together with all accrued and unpaid interest on the outstanding principal balance of this Note through and including the date of prepayment. All prepayments of principal shall be in minimum increments of US$250,000 or the entire unpaid Principal Amount, if less than US$250,000.

4.   Conversion Right and Preemptive Right. The attached Exhibit A is hereby incorporated into this Note by reference as if fully set forth herein, and shall apply to this Note and the Transactions contemplated hereby.

5.   Change in Control Prepayment. The Holder may require the Makers to prepay the outstanding principal balance of this Note, in whole or in part, and shall be entitled to all premiums that Holder would otherwise be entitled to under this Note (including any Optional Prepayment Amount) as a result of an acceleration of the amounts owing under this Note, as requested by the Holder, at any time during the 90-day period following the consummation of any transaction which constitutes a Change in Control (as such term is defined below), at the

prepayment amount set forth below. For the purposes of this Note, a "Change in Control" shall mean:

(a) any transaction or other event (including, without limitation, any merger, consolidation, sale or other transfer of stock or voting rights with respect thereto, issuance of stock, death or other transaction or event) by virtue of which GFN fails to own, directly, all of the outstanding Capital Stock of GFN (US) and indirectly, all of the outstanding Capital Stock of each Subsidiary of GFN (US); *provided, however*, that the sale, transfer or other disposition by any Subsidiary of Royal Wolf Holdings (the "*Dissolving Entity*") of substantially all of its assets to another Subsidiary of Royal Wolf Holdings followed by the dissolution of the Dissolving Entity shall not constitute a Change of Control;

(b) the Capital Stock of GFN (US), Holdings, Finance or Royal Wolf Holdings becomes subject to a Lien (other than a Lien in favor of Holder);

(c) any sale, lease, transfer, assignment or other disposition of all or substantially all of the assets of GFN (US) and its Subsidiaries; *provided, however*, that the sale, transfer or other disposition by the *Dissolving Entity* of substantially all of its assets to another Subsidiary of Royal Wolf Holdings shall not constitute a Change of Control;

(d) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of more than 50% of the equity securities of GFN entitled to vote for members of the board of directors or equivalent governing body of GFN on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(e) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of GFN ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or

(f) the passage of thirty days from the date upon which any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of GFN, or control over the equity securities of GFN entitled to vote for members of the board of directors or equivalent governing body of GFN on a fully-diluted basis (and taking into account all such securities that such Person or group has the right to acquire pursuant to any option right) representing more than 50% of the combined voting power of such securities.

The prepayment amount under this Section 5 shall be equal to the Optional Prepayment Amount with respect to Principal Amount being prepaid, plus accrued and unpaid interest thereon through and including the date of prepayment. Makers shall notify the Holder of the date on which a Change in Control has occurred within three Business Days after such date and shall, in such notification, inform the Holder of the Holder's right to require Makers to prepay this Note as provided in this Section 5 and of the date on which such right shall terminate. If the Holder elects to require Makers to prepay this Note pursuant to this Section 5, it shall furnish written notice to Makers advising Maker of such election and the amount of principal of this Note to be prepaid. Maker shall prepay this Note in accordance with this Section 5 and such written notice within 3 Business Days after its receipt of such written notice.

6.   Closing Fee. Upon the Closing, the Maker shall pay to Bison Capital the sum of USD$800,000 (the "*Closing Fee*") as provided in the Purchase Agreement. Payment of the Closing Fee shall not reduce any amounts owed as principal or interest hereunder.

7.   Security. The obligations of the Makers to the Holder under this Note, the Purchase Agreement and the other Related Agreements shall be secured by a perfected first priority Lien granted to the Holder pursuant to each Pledge Agreement and the other Collateral Documents.

8.   Manner of Payment. Payments of principal and other amounts due under this Note (except for interest) shall be made no later than 2:00 p.m. (Eastern Time) on the date when due and in United States Dollars (by wire transfer in funds immediately available at the place of payment) to such account as the Holder may designate in writing to either Maker. Payments of interest in Australian Dollars under this Note shall be made no later than 2:00 p.m. (Eastern Time) on the date when due (by wire transfer in funds immediately available at the place of payment) to such account as the Holder may designate in writing to either Maker. Any payments due hereunder which are due on a day which is not a Business Day shall be payable on the first succeeding Business Day and such extension of time shall be included in the computation.

9.   Maximum Lawful Rate of Interest. The rate of interest payable under this Note shall in no event exceed the maximum rate permissible under applicable law. If the rate of interest payable on this Note is ever reduced as a result of this Section 9 and at any time thereafter the maximum rate permitted under applicable law exceeds the rate of interest provided for in this Note, then the rate provided for in this Note shall be increased to the maximum rate provided for under applicable law for such period as is required so that the total amount of interest received by the Holder is that which would have been received by the Holder but for the operation of the first sentence of this Section 9.

10.   Makers' Waivers. Except as otherwise provided herein, each Maker hereby waives presentment for payment, demand, protest, notice of protest and notice of

dishonor hereof, and all other notices of any kind to which it may be entitled under applicable law or otherwise.

11. <u>Transfer</u>.

(a) The term "*Holder*" as used herein shall also include any transferee of this Note whose name has been recorded by Designated Maker in the Register (as hereinafter defined). Each transferee of this Note acknowledges that this Note has not been registered under the Securities Act, and may be transferred only pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act.

(b) Designated Maker shall maintain at its principal executive office a register for the registration of transfers of this Note (the "*Register*"). The name and address of the Holder, each transfer thereof and the name and address of each transferee shall be registered in the Register. Prior to due presentment for registration of transfer, absent demonstrable error, the Person in whose name the Note is registered shall be deemed and treated as the owner and holder thereof for all purposes hereof. Any transfer of this Note shall be effective only upon appropriate entries with respect thereto being made in the Register.

12. <u>Persons Deemed Owners; Participations</u>.

(a) Prior to due presentment for registration of any assignment, Makers may treat the Person in whose name any Note is registered pursuant to the Register as the owner and Holder of such Note for all purposes whatsoever, and Makers shall not be affected by notice to the contrary. Subject to the preceding sentence, the Holder may grant to any other Person participations from time to time in all or any part of this Note on such terms and conditions as may be determined by the Holder in its sole and absolute discretion, subject to applicable federal and state securities laws; provided, however, that unless the Holder has assigned or transferred all or any portion of this Note in accordance with <u>Section 13</u> hereof by surrendering this Note at Designated Maker's principal executive office for registration of any such assignment or transfer, Makers shall continue to treat the Person in whose name the Note is registered as the owner of purposes, including payments. Except as set forth in <u>clause (b) below</u>, notwithstanding anything to the contrary contained herein or otherwise, nothing in the Purchase Agreement, this Note or any other Related Agreement or otherwise shall confer upon the participant any rights in the Purchase Agreement or any Related Agreement, and the Holder shall retain all rights with respect to the administration, waiver, amendment, collection and enforcement of, compliance with and consent to the terms and provisions of the Purchase Agreement, this Note or any other Related Agreement.

(b) Notwithstanding anything to contrary contained in this Note or the Purchase Agreement, in the event the Holder has granted a participation in this Note, the Holder may give or withhold its consent or agreement to any amendments to or modifications of the Purchase Agreement, this Note or any other Related Agreement, waive any of the provisions hereof or thereof or exercise or refrain from exercising any other rights or remedies which the Holder may have under the Purchase Agreement, this Note or any other Related Agreement or otherwise, in each case as directed by the participant of this Note with respect to any matter that requires the consent of each Holder affected thereby pursuant to Section 15.4 of the Purchase Agreement.

13.   Assignment and Transfer. Subject to compliance with Applicable Law and except as otherwise provided in the Purchase Agreement, the Holder may, at any time and from time to time and without the consent of Makers, assign or transfer to one or more Persons all or any portion of this Note or any portion thereof (but not less than US$500,000 in Principal Amount in any single assignment (unless such lesser amount represents the entire outstanding principal balance hereof)) or any rights hereunder. Upon surrender of this Note at Designated Maker's principal executive office for registration of any such assignment or transfer, accompanied by a duly executed instrument of transfer, Makers shall, at their expense and within 3 Business Days of such surrender, execute and deliver one or more new notes of like tenor in the requested principal denominations and in the name of the assignee or assignees and bearing the legend set forth on the face of this Note, and this Note shall promptly be canceled. If the entire outstanding principal balance of this Note is not being assigned, Makers shall issue to the Holder hereof, within 3 Business Days of the date of surrender hereof, a new note which evidences the portion of such outstanding principal balance not being assigned. If this Note is divided into one or more notes and is held at any time by more than one Holder, any payments of principal of, premium, if any, and interest or other amounts on this Note which are not sufficient to pay all principal, premium, interest or other amounts due thereunder, shall be made pro rata with respect to all such notes in accordance with the outstanding Principal Amounts thereof, respectively. At any time that the original Note issued on the Closing Date is divided into two or more smaller Notes, all consents, approvals, waivers, demands and decisions that the Holder is entitled to make under this Note shall be made in accordance with Section 15.4 of the Purchase Agreement.

14.   Loss, Theft, Destruction or Mutilation. Upon receipt of evidence reasonably satisfactory to the Designated Maker of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity agreement or other indemnity reasonably satisfactory to the Designated Maker or, in the case of any such mutilation, upon surrender and cancellation of such mutilated Note, the Makers shall make and deliver within 3 Business Days a new note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

15.   Costs of Collection. The Makers agrees to pay all costs and expenses, including the reasonable fees and expenses of any attorneys, accountants and other experts retained by the Holder, which are expended or incurred by the Holder following an Event of Default in connection with (a) the enforcement of this Note or the collection of any sums due hereunder, whether or not suit is commenced; (b) any actions for declaratory relief in any way related to this Note; (c) the protection or preservation of any rights of the Holder under this Note; (d) any actions taken by the Holder in negotiating any amendment, waiver, consent or release of or under this Note; (e) any actions taken in reviewing any Maker's or any of their respective Subsidiaries' financial affairs if an Event of Default has occurred, including, without limitation, the following actions: (i) inspect the facilities of any Maker and any of their respective Subsidiaries or conduct appraisals of the financial condition of any Maker and any of their respective Subsidiaries; (ii) have an accounting firm chosen by the Holder review the books and records of any Maker and any of their respective Subsidiaries and perform a thorough and

complete examination thereof; (iii) interview the Makers' and each of their respective Subsidiaries' employees, accountants, customers and any other individuals related to the Makers or their respective Subsidiaries which the Holder believes may have relevant information concerning the financial condition of the Makers and any of their respective Subsidiaries; and (iv) undertake any other action which the Holder believes is necessary to assess accurately the financial condition and prospects of the Makers and any of their respective Subsidiaries; (f) the Holder's participation in any refinancing, restructuring, bankruptcy or insolvency proceeding involving any Maker, any of their respective Subsidiaries or any other Affiliate of any Maker; (g) any effort by the Holder to protect, assemble, complete, collect, sell, liquidate or otherwise dispose of any collateral, including in connection with any case under Bankruptcy Law; or (h) any refinancing or restructuring of this Note at the request or instigation of any Maker, including, without limitation, any restructuring in the nature of a "work out" or in any insolvency or bankruptcy proceeding of any Maker.

16.   Extension of Time. The Holder, at its option, may extend the time for payment of this Note, postpone the enforcement hereof, or grant any other indulgences without affecting or diminishing the Holder's right to recourse against the Makers, which right is expressly reserved.

17.   Notations. Before disposing of this Note or any portion thereof, the Holder may make a notation thereon (or on a schedule attached thereto) of the amount of all principal payments previously made by Makers with respect thereto.

18.   GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA. TO THE EXTENT NECESSARY, THE PROVISIONS OF ALL OTHER DOCUMENTS REFERRED TO HEREIN (INCLUDING WITHOUT LIMITATION THE PROVISIONS OF THE PURCHASE AGREEMENT AND SPECIFICALLY THE REPRESENTATIONS, WARRANTIES, COVENANTS AND EVENTS OF DEFAULT PROVIDED IN FAVOR OF OR FOR THE BENEFIT OF THE HOLDER) SHALL BE DEEMED TO BE INCLUDED HEREIN AS IF SET OUT IN FULL HEREIN AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA EVEN IF EXPRESSED IN THE OTHER DOCUMENTS TO BE GOVERNED BY THE LAWS OF ANOTHER JURISDICTION. THE ENFORCEMENT BY THE HOLDER OF THE PURCHASE AGREEMENT OR ANY OTHER DOCUMENT UNDER THE LAWS OF ANOTHER JURISDICTION DOES NOT RESTRAIN OR IN ANY WAY IMPACT UPON THE ABILITY OF THE HOLDER TO ENFORCE THIS NOTE OR ANY GUARANTEE, LIEN OR SECURITY INTEREST HELD BY THE HOLDER IN RESPECT OF THE INDEBTEDNESS CREATED BY THIS NOTE OR OTHERWISE UNDER THE LAWS OF THE STATE OF CALIFORNIA.

19.   Consent to Jurisdiction and Venue; Waiver of Jury Trial.

(a)   Each Maker hereby consents and agrees that all actions, suits or other proceedings arising under or in connection with this Note or any other Related Agreement shall be tried and litigated in state or federal courts located in the County of Los Angeles, State of California, which courts shall have exclusive jurisdiction to hear and determine any and all claims, controversies and disputes arising out of or related to this Note or any other Related Agreement. Notwithstanding the foregoing, nothing contained in this Section 19 shall preclude the Holder from bringing any action, suit or other proceeding in the courts of any other location where the assets of any member of the Company Group or the Collateral may be found or located or to enforce any judgment or other court order in favor of the Holder.

(b)   Each Maker hereby (i) irrevocably submits to the jurisdiction of any such court and consents in advance to such jurisdiction in any action, suit or other proceeding commenced in any such court, (ii) waives any right it may have to assert the doctrine of *forum non conveniens* or any objection that such Maker may have based upon lack of personal jurisdiction or improper venue and (iii) consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Maker hereby waives personal service of the summons, complaint or other process issued in any such action, suit or other proceeding and agrees that service of such summons, complaint and other process may be made by registered or certified mail addressed to such party at the address set forth in Section 15.6 of the Purchase Agreement and that service so made shall be deemed completed upon the earlier of such Maker's actual receipt thereof or 5 days after deposit in the United States mail, proper postage prepaid.

(c)   To the extent permitted under Applicable Laws of any such jurisdiction, each Maker hereby waives, in respect of any such action, suit or other proceeding, the jurisdiction of any other court or courts that now or hereafter, by reason of such Maker's present or future domicile, or otherwise, may be available to it.

(d)   EACH MAKER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR ANY RELATED AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

20.   Arbitration; Incorporation by Reference. Section 15.13 of the Purchase Agreement is incorporated into this Note by this reference as if such Section was fully set forth herein, and shall apply to this Note and the transactions contemplated hereby.

21.   Additional Tax Matters; Incorporation by Reference. Section 9.14(b) of the Purchase Agreement is incorporated into this Note by this reference as if such Section was fully set forth herein, and shall apply to this Note and the transactions contemplated hereby.

22.   Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable substantially impair the benefits of the remaining provisions hereof.

23.   Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, this Secured Senior Convertible Promissory Note is executed as of the date first above written.

GFN ASIA PACIFIC HOLDINGS PTY LTD.,
an Australian corporation

By:
Name: Charles E. Barrantes
Title: Director

GFN ASIA PACIFIC FINANCE PTY LTD.,
an Australian corporation

By:
Name: Christopher A. Wilson
Title: Director

ACKNOWLEDGED AND AGREED
AS TO SECTION 4 AND EXHIBIT A
ONLY:

GENERAL FINANCE CORPORATION

By:
Name: Charles E. Barrantes
Title: Chief Financial Officer

Exhibit A

Conversion Right

4.   Conversion.

(a)   Generally. The Holder shall have the right at any time and from time to time to convert all or any portion of the Principal Amount of the Note then outstanding into shares of Common Stock at the Conversion Price in effect at the time of conversion (the "Conversion Right"). Subject to the terms and conditions of that certain Registration Rights Agreement dated September 25, 2017 between GFN and Holder, GFN shall take all action as necessary to ensure that any Common Stock issued upon conversion of any portion of the Principal Amount of this Note is, upon issuance to the Holder or its designee, freely publicly tradeable by the Holder or its designee. Notwithstanding anything herein to the contrary and subject to adjustment pursuant to Section 4(e), 5,200,000 shares of Common Stock (which is equal to approximately 19.5% of the number of shares of Common Stock outstanding as of the date of the issuance of this Note) is the maximum number of shares Holder and its assigns are entitled to receive upon conversion of any and all amounts owed under this Note. Subject to adjustment pursuant to Section 4(e), Holder and its assigns shall not convert, and GFN shall not be obligated to convert, any portion of this Note that would result in Holder and its assigns receiving more than 5,200,000 shares of Common Stock.

(b)   Forced Conversion. Subject to Sections 4(a), hereof, if, after the date of this Note and prior to repayment in full of the Principal Amount and interest thereon, a Conversion Threshold Event occurs, then Maker may, within the 10 days occurring immediately after such Conversion Threshold Event (but not thereafter) cause the Holder to convert some or all of the remaining Principal Amount into Common Stock in accordance with this Section 4 (such a conversion, a "Forced Conversion") by giving written notice of such forced conversion to Holder within such 10 day period (such notice, a "Forced Conversion Notice"). The date of the Forced Conversion Notice, if given within the foregoing 10-day period, shall be deemed to be a Notice of Conversion under this Section 4. The date of the conversion of the Principal Amount of this Note pursuant to a Forced Conversion shall occur no later than the day that is 10 days after delivery of the Forced Conversion Notice to Holder in accordance with the foregoing unless otherwise approved by the Holder in writing. In the event of a partial Forced Conversion, the minimum Principal Amount that may be required to be converted pursuant to such Forced Conversion shall be no less than US$5,000,000.

(c)   Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of the Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the outstanding principal amount of the Note at the time of conversion into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(d)   Mechanics of Conversion.

(1)   The Holder shall exercise the Conversion Right by delivering a written notice of conversion to the Maker (the "Notice of Conversion"), which notice shall specify the Principal Amount to be converted and the Conversion Effective Date, and may specify that the effectiveness of the exercise of the Conversion Right is contingent upon the consummation of a transaction or occurrence meeting conditions specified by the Holder (such as timing and consideration payable to holders of Common Stock), in which case the Conversion Effective Date shall be deemed to be the date of the consummation of such event.

(2)   Within two (2) Business Days after the Conversion Effective Date, GFN shall cause to be issued in the name of and delivered to the Holder (or its designee) a certificate or certificates for the number of Shares to which the Holder is entitled upon exercise of the Conversion Right. In addition, in the event the Holder converts all of the then outstanding Principal Amount of the Note, then the Maker shall, within five (5) Business Days after the Conversion Effective Date, pay to the Holder in immediately available funds all accrued and unpaid interest on the Principal Amount to be converted, in immediately available funds and the Holder shall deliver to GFN the original Note, marked cancelled.

(3)   Reservation of Shares. GFN shall at all times when the Note shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the Conversion Right, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of the then outstanding Principal Amount of the Note; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the Conversion Right of the then outstanding Principal Amount of the Note, GFN shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation of GFN. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Note, GFN will take any corporate action which may, in the opinion of its counsel, be necessary in order that GFN may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

(e)   Adjustment for Stock Splits and Combinations. If GFN shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If GFN shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)   Adjustment for Certain Dividends and Distributions. In the event GFN at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock or Preferred Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the Holder simultaneously receives a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if the entire Principal Amount of the Note had been converted into Common Stock on the date of such event.

(g)   Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving GFN in which the Common Stock is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsection 4(f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, the Note shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of GFN issuable upon conversion of the Note immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as reasonably determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Subsection 4(g) with respect to the rights and interests thereafter of the Holder, to the end that the provisions set forth in this Subsection 4(g) (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Note.

(h)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section (h), GFN at its expense shall, as promptly as reasonably practicable but in any event not later than twenty (20) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Note is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. GFN shall, as promptly as reasonably practicable after the written request at any time of the Holder (but in any event not later than twenty (20) days thereafter), furnish or cause to be furnished to the Holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Note.

(i)   Notice of Record Date. In the event:

(1)   GFN shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Note) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(2)   of any capital reorganization of GFN, any reclassification of the Common Stock of GFN, or any Fundamental Transaction; or

(3)   of the voluntary or involuntary dissolution, liquidation or winding-up of GFN,

then, and in each such case, GFN will send or cause to be sent to the Holder a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Note) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Note and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(j)   Purchase Price Adjustment. Except as provided in Section 4(k) below, if the Holder receives aggregate proceeds in excess of US$48,900,000 from the sale of Shares received pursuant to the exercise of the Conversion Rights hereunder (such Shares received hereunder and then sold by the Holder, the "Publicly Sold Shares") then an aggregate amount equal to 50% of the interest accrued and actually paid to Holder on the Principal Amount that was converted into such Publicly Sold Shares (the "Price Increase") shall be repaid by the Holder by either (i) paying such Price Increase to a Maker in the form of cash, or (ii) returning to GFN (i.e. transferring to GFN) shares of Common Stock with a value equal to the Price Increase, or (iii) any combination of (i) or (ii) above that in the aggregate equals the Price Increase. The value of the Common Stock for purposes of the Shares returned to GFN by the Holder in the preceding sentence shall be deemed to be the average price per Share realized by the Holder in the sale of the Publicly Sold Shares. Any payment made by Holder to GFN pursuant to this Section 4(j) shall be treated by the parties for all relevant tax purposes as an adjustment to the purchase price of all Shares issued to Holder by GFN upon exercise of a Conversion Right.

(k)   Holder Election to Increase Conversion Rate. In lieu of paying the Price Increase as provided in Section 4(j) above, if at the time of the exercise of the Conversion Right the Common Stock has, at times during the 15 consecutive Trading Days prior to such exercise, traded above the Interest Repayment Threshold, then the Holder may, in writing at the time of the exercise of the Conversion Right, elect to cause the number of Shares issued to Holder upon the exercise of such Conversion Right to be decreased by a number of Shares equal to the Excess Return Offset Amount (the Shares received in connection with Holder's election in the immediately preceding sentence, the "Reduced Shares"). Such election by the Holder to decrease the number of Shares received as provided in the immediately preceding sentence shall eliminate any obligation of the Holder to repay any interest paid on any of the Reduced Shares under Section 4(j). For purposes of illustration only, if (i) the Principal Amount to be converted pursuant to the exercise of a Conversion Right is US$100,000, (ii) the Conversion Price is US$10.00/Share, (iii) the average closing price of a share of Common Stock on the 15 consecutive Trading Days preceding the date on which the Conversion Right is exercised is US$16.00/Share, (iv) the interest actually paid under this Note with respect to such Principal Amount prior to the exercise of such Conversion Right is US$20,000, and (v) at the time the Holder exercises its Conversion Right the Interest Repayment Threshold with respect to such exercise of the Conversion Right has been satisfied as provided in the first sentence hereof, then the number of Shares into which the US$100,000 Principal Amount is converted upon exercise of the Conversion Right shall be decreased from 10,000 Shares to 9,375 Shares, and all of such 9,375 Shares shall be deemed "Reduced Shares" hereunder.

(l)   Pre-Emptive Rights.

(1)   Subject to the terms and conditions of this Subsection 4(l), if GFN proposes to offer or sell any New Securities, GFN shall first offer such New Securities to the Holder. Holder shall be entitled to apportion the rights hereby granted to it in such proportions as it deems appropriate among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of Holder.

(2)   GFN shall give notice (the "Offer Notice") to the Holder stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms (including the contemplated date of the issuance of New Securities) upon which it proposes to offer such New Securities.

(3)   By notification to GFN within twenty (20) days after the Offer Notice is given, the Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by the Holder (including but not limited to all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise,

as applicable, of this Note) bears to the total Common Stock of the Company then outstanding. The closing of any sale pursuant to this Subsection 4(l) shall occur within the later of sixty (60) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to the Offer Notice.

(4) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4(l), GFN may, during the sixty (60) day period following the expiration of the periods provided in Subsection 4(l), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If GFN does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to Holder n in accordance with this Subsection 4(l).

(m) Definitions. The following defined terms shall have the following meanings under this Exhibit A:

"Common Stock" shall mean the common stock, par value US$0.0001 per share, of GFN.

"Conversion Effective Date" means the date any conversion pursuant to this Note is effected.

"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"Conversion Price" is initially equal to US$8.50. The Conversion Price is subject to adjustment as provided pursuant to the terms of this Note.

"Conversion Threshold Event" means that the following has occurred (a) for each of the 30 consecutive Trading Days after the Original Issue Date (the "Measuring Period") the Shares shall have been publicly traded on Nasdaq but shall have not been publicly traded thereon at a per Share price that is less than 150% of the Conversion Price in effect each such day of such 30 consecutive Trading Day period, and (b) for the last 20 consecutive Trading Days of the same Measuring Period the aggregate dollar value of Shares traded on Nasdaq (including all purchases and sales) on each such day of such period exceeds US$600,000.

"Fundamental Transaction" shall mean each of the following events, unless the Holder elects otherwise by written notice sent to GFN at least five (5) days prior to the effective date of any such event (or in the case of a Change in Control, within thirty (30) days after public announcement of the facts giving rise to the Change in Control, which thirty (30) day period may be waived by the Holder): (i) a merger or consolidation in which (A) GFN is a constituent party or (B) a Subsidiary of GFN is a constituent party and GFN issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving GFN or a Subsidiary in which the shares of capital stock of GFN outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by GFN or any Subsidiary of GFN of all or substantially all the assets of GFN and its Subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of GFN if substantially all of the assets of GFN and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of GFN; or (iii) a Change in Control.

"GFN" means General Finance Corporation, a Delaware corporation.

"Excess Return Offset Amount" shall mean, with respect to any portion of the Principal Amount as to which a Conversion Right has been exercised, a number of Shares equal to quotient of (i) an amount equal to 50% of the interest actually paid to Holder under this Note with respect to such Principal Amount, divided by (ii) the average closing price of a share of Common Stock on the 15 consecutive Trading Days preceding the date on which the Conversion Right is exercised.

"Interest Repayment Threshold" means US$16.00 per share of Common Stock.

"New Securities" means, collectively, equity securities of GFN, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities; *provided, however*, that the issuance to any officer, director, or employee of GFN of any option, share appreciation rights, restricted share units, unrestricted shares, deferred share units and performance and cash settled awards pursuant to the GFN Amended and Restated 2014 Stock Incentive Plan or any successor or replacement omnibus stock incentive plan approved by the GFN Board of Directors in good faith shall not constitute "New Securities."

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"Original Issue Date" shall mean the date on which the Note was initially issued.

"Shares" means the shares of Common Stock underlying this Note.

"Trading Day" shall mean any day on which the Common Stock is traded on the NASDAQ Stock Market, or, if The NASDAQ Stock Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 3.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).